KERRY E. BERCHEM
+1 212.872.1095/fax: +1 212.872.1002
kberchem@akingump.com

March 27, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Rolf Sundwall / Kevin Vaughn

Re: Greenlight Capital Re, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2016 (the “Form 10-K”)
File No. 001-33493

Dear Sirs:

Set forth below is the response of Greenlight Capital Re, Ltd. (the “Company,” “our,” or “we”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 25, 2018, the Staff's subsequent telephonic comments of February 16, 2018 and the Staff’s subsequent comment letter of March 13, 2018, with respect to the Form 10-K referenced above.
Due to the commercially sensitive nature of certain information contained herein, this response letter includes a request for confidential treatment of the portions of this letter denoted by asterisks pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”). In accordance with Rule 83, the Company requests confidential treatment of the information denoted by asterisks (the “Confidential Material”) of this response letter. The Company has delivered an unredacted version of this letter separately to the Staff, which includes the confidential information omitted from this letter. Please inform the following person of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83:

Laura Accurso, Esq.
General Counsel
Greenlight Capital Re, Ltd.
65 Market Street, Suite 1207 Jasmine Court, Camana Bay
P.O. Box 31110, Grand Cayman, KY1-1205, Cayman Islands
Telephone: (345) 943-4573
Facsimile: (345) 745-4576

One Bryant Park | New York, New York 10036-6745 | 212.872.1000 | fax: 212.872.1002 | akingump.com

[Rule 83 Confidential Treatment Requested by Greenlight Capital Re, Ltd. - File No. 001-33493]

United States Securities and Exchange Commission
March 27, 2018

For your convenience, we have set forth below the Staff’s comments contained in your letter referenced above followed by the Company’s supplemental response thereto. Caption references and page numbers refer to the captions and pages contained in the Form 10-K, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K. All numbers are in thousands, except where noted otherwise.
Form 10-K for Fiscal Year Ended December 31, 2016
Notes to the Consolidated Financial Statements
7. Loss and Loss Adjustment Expense Reserves
Disclosures about Short Duration Contracts, page F-32

1.    Refer to your response to our prior comment issued to you telephonically on February 16, 2018 and your analysis of net earned premiums, losses incurred, claims paid and ending reserve liabilities by sub-category. We believe that disclosure in your filing should list the sub-categories included in each of your three categories of loss development tables (i.e. frequency, severity and health). Where the same name for a sub-category is included in more than one of these three categories, we believe your disclosure should also differentiate or describe the basis for the sub-categories’ designation in each loss table. We are also concerned that the loss development incurred and paid tables for the frequency category may be aggregating sub-categories that have significantly different characteristics. In this regard, general liability, motor liability and professional normally would be of a longer tail. Please provide us the incurred and paid loss and LAE information for each of these three sub-categories for the frequency category similar to what would be required under ASC 944-40-50-4B and 50-4D.
As discussed on our telephone call of March 20, 2018, the Company, under its new executive management, is undertaking a review of the categories it uses to analyze our underwriting operations. Beginning in our Form 10-Q for the period ending March 31, 2018, we intend to analyze and discuss our business in three categories: Property, Casualty and Other. These categories will replace frequency and severity categories which we used historically for our management discussion and analysis. We recognize that there will be business within each of these categories that have significantly different characteristics and as such going forward we intend to provide the loss development tables based on sub-categories, by certain lines of business, which breaks out the tables in a more meaningful manner.

The table below reflects the net earned premium, losses incurred, claims paid and net ending reserve liabilities for the years ended December 31, 2016 and 2015 by the proposed new sub-categories. We will continue to analyze our line of business data and allocate our business appropriately and as such certain sub-categories may be expanded or revised based upon the characteristics and materiality of our various lines of business.

[Rule 83 Confidential Treatment Requested by Greenlight Capital Re, Ltd. - File No. 001-33493]

United States Securities and Exchange Commission
March 27, 2018

	Net Earned Premium		Losses incurred		Claims paid		Net ending reserve liabilities (1)
	2016	2015	2016	2015	2016	2015	2016	2015
	($ in thousands)		($ in thousands)		($ in thousands)		($ in thousands)
Commercial Property	*	*	*	*	*	*	*	*
Motor - Property	*	*	*	*	*	*	*	*
Personal	*	*	*	*	*	*	*	*
General Liability	*	*	*	*	*	*	*	*
Motor - Liability	*	*	*	*	*	*	*	*
Professional	*	*	*	*	*	*	*	*
Workers' Compensation	*	*	*	*	*	*	*	*
Medical	*	*	*	*	*	*	*	*
Marine, Energy & Aviation	*	*	*	*	*	*	*	*
Other	*	*	*	*	*	*	*	*
	513,118	408,387	380,815	317,097	372,670	264,863	303,937	302,629
(1) Includes unallocated claims adjustment expenses of $3.6 million and $3.5 million for year ended December 31, 2016 and 2015, respectively.

If you have any questions or comments concerning the foregoing, please do not hesitate to contact Kerry E. Berchem at (212) 872-1095 or Tim Courtis at (345) 749-0205.

Sincerely,
/s/ Kerry E. Berchem
Kerry E. Berchem

cc:	Tim Courtis, Greenlight Capital Re, Ltd.
Laura Accurso, Greenlight Capital Re, Ltd.

[Rule 83 Confidential Treatment Requested by Greenlight Capital Re, Ltd. - File No. 001-33493]